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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
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                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                              IVI CHECKMATE CORP.
            (Exact Name of Registrant as Specified in Its Charter)


         Delaware                                       58-2375201
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    (State of Incorporation                    (IRS Employer Identification No.)
       or Organization)


       1003 Mansell Road
        Roswell, Georgia                                   30076
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(Address of Principal Executive Offices)                (Zip Code)

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If this form relates to the registration of a   If this form relates to the registration of a
class of securities pursuant to Section         class of securities pursuant to Section 12(g) of
12(b) of the Exchange Act and is effective      the Exchange Act and is effective pursuant to
pursuant to General Instruction A.(c),          General Instruction A.(d), please check the
please check the following box.        [_]      following box.  [x]

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Securities Act registration statement file number to which this form relates:  Not Applicable
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          (If applicable)


Securities to be registered pursuant to Section 12(b) of the Act:


Title of Each Class                          Name of Each Exchange on Which
to be so Registered                          Each Class is to be Registered
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                                None

Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Stock Purchase Rights
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                               (Title of Class)

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Item 1.  Description of Registrant's Securities to be Registered.


     On October 5, 1998, IVI Checkmate Corp. (the "Company") declared a dividend of one right (a "Right") for each outstanding share of Common Stock, par value $.01 per share (the "Common Stock"), of the Company, and the Company's subsidiary IVI Checkmate Ltd. ("IVI") declared a dividend of one Right for each outstanding Exchangeable Share of IVI (the "Exchangeable Shares" and, together with the Common Stock, the "Capital Stock"), payable in each case on October 16, 1998 to stockholders of record at the close of business on October 16, 1998 (the "Record Time"). Additionally, one Right shall be issued for each share of Common Stock issued by the Company thereafter and prior to the Separation Time (as defined in Section 1.1 of the Rights Agreement and summarized below). Each Right entitles the registered holder to purchase from the Company, following the occurrence of certain events summarized below, one one-thousandth (1/1,000th) of a share of Series C Junior Participating Preferred Stock, par value $.01 per share ("Preferred Stock"), of the Company at a purchase price of $30.00 (the "Exercise Price"), subject to adjustment. As of September 30, 1998, there were 10,965,990 and 5,835,548 shares of Common Stock and Exchangeable Shares, respectively, outstanding. If a Flip-In Date (as defined below) occurs, then each Right entitles the registered holder to purchase Common Stock having an aggregate Market Price (as defined in Section 1.1 of the Stockholder Protection Rights Agreement between the Company and First Union National Bank, as Rights Agent, dated as of September 16, 1998 (the "Rights Agreement")) equal to twice of the Exercise Price from the Company for an amount in cash equal to the Exercise Price; the Company, at its option, may substitute therefor, one one-thousandth (1/1,000th) of a share of Preferred Stock of the Company at a purchase price of the Exercise Price. The description and terms of the Rights are set forth in the Rights Agreement.

     Initially, the Rights will attach to all certificates representing shares of outstanding Capital Stock, and no separate rights certificates will be distributed. The Rights will be separate from the Capital Stock and the Separation Time will occur upon the close of business on the earlier of (i) the tenth business day (or such later date as determined by the Board of Directors of the Company) after the date on which any Person (as defined in Section 1.1 of the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming a Person who is a Beneficial Owner (as defined under Section 1.1 of the Rights Agreement) of 15% or more of the outstanding shares of Common Stock (an "Acquiring Person") and (ii) the tenth business day after the first date of public announcement by the Company (by any means) that an Acquiring Person has become such (the "Flip-In Date"); provided, that, if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and provided further, that, if any tender or exchange offer referred to in clause (i) of this paragraph is canceled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of Common Stock pursuant thereto, such offer shall be deemed never to have been made.

     An Acquiring Person does not include any Person (i) who is the Beneficial Owner of 15% or more of the outstanding shares of Common Stock on the date of the Rights Agreement or who becomes the Beneficial Owner of 15% or more of

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the outstanding shares of Common Stock solely as a result of an acquisition by the Company or IVI, as the case may be, of shares of Common Stock or Exchangeable Shares, until such time hereafter or thereafter as any such Person shall become the Beneficial Owner (other than by means of a stock dividend or stock split) of any additional shares of Common Stock (including as a result of becoming the Beneficial Owner of additional Exchangeable Shares), or (ii) who is the Beneficial Owner of 15% or more of the outstanding shares of Common Stock but who acquired Beneficial Ownership of shares of Common Stock without any plan or intention to seek or effect control of the Company, if such Person promptly enters into an irrevocable commitment promptly to divest, and thereafter promptly divests (without exercising or retaining any power, including voting power, with respect to such shares), sufficient shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock) so that such Person ceases to be the Beneficial Owner of 15% or more of the outstanding shares of Common Stock. In addition, the Company, any wholly-owned subsidiary of the Company and any employee stock ownership or other employee benefit plan of the Company or a wholly-owned subsidiary of the Company shall not be an Acquiring Person.

     Until the Separation Time, (i) no Right may be exercised and (ii) each Right will be evidenced by the certificate for the associated share of Capital Stock (together, in the case of certificates issued prior to the Record Time, with the letter or notice mailed to the record holder thereof pursuant to
Section 2.1 of the Rights Agreement) and will be transferable only together with, and will be transferred by a transfer (whether with or without such letter or notice) of, such associated share.

     The Rights are not exercisable until the Separation Time and will expire at the close of business on the tenth anniversary of the Record Time unless earlier terminated by the Company as described below.

     As soon as practicable after the Record Time, either the Company or IVI will mail a letter summarizing the terms of the Rights to each holder of record of Capital Stock as of the Record Time, at such holder's address as shown by the records of the Company or IVI. Certificates for the Capital Stock issued after the Record Time but prior to the Separation Time will contain the legend in
Section 2.2(a) of the Rights Agreement (the "Legend"). Certificates representing shares of Capital Stock that are issued and outstanding at the Record Time shall evidence one Right for each share of Capital Stock evidenced thereby notwithstanding the absence of the Legend.

     If a Flip-In Date occurs (i.e., the close of business ten business days following announcement by the Company that a Person has become an Acquiring Person), and if the Company has not redeemed the Rights, then each Right entitles the holder thereof to purchase, instead of one one-thousandth (1/1,000th) of a share of Preferred Stock, shares of Common Stock of the Company having an aggregate Market Price (as defined in Section 1.1 of the Rights Agreement) equal to twice the Exercise Price for an amount in cash equal to the Exercise Price. Instead of issuing shares of Common Stock upon exercise of a Right

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following a Flip-In Date, the Company may, at its option, substitute therefor shares of Preferred Stock, at a ratio of one-thousandth (1/1,000th) of a share of Preferred Stock for each share of Common Stock so issuable. In addition, at the option of the Board of Directors prior to the time that any person becomes the beneficial owner of more than 50% of the Common Stock, and rather than payment of the cash purchase price, each Right may be exchanged for one share of Common Stock if a Flip-In Date occurs. Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances set forth in the Rights Agreement) were, beneficially owned by any person on or after the date such person becomes an Acquiring Person will be null and void.

     Following the Flip-In Date, if the Company is acquired in a merger or consolidation where the Company does not survive or the Common Stock is changed or exchanged, or 50% or more of the Company's assets or assets generating 50% or more of the Company's operating income or cash flow is transferred in one or more transactions to persons who at that time control the Company, then the Rights entitle the holders thereof to acquire for the Exercise Price shares of the acquiring party having a value equal to twice the Exercise Price.

     The Exercise Price payable, the number of outstanding Rights and the number of securities issuable upon exercise of each Right are subject to adjustment from time to time to prevent dilution in the event of a stock dividend, stock split or reverse stock split, or other recapitalization which would change the number of shares of Capital Stock outstanding.

     At any time until the close of business on the Flip-In Date, the Board of Directors (with, where required by the Rights Agreement, the concurrence of a majority of the continuing directors) may redeem the Rights for $.01 per Right. The Board of Directors may condition redemption of the Rights upon the occurrence of a specified future time or event.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable.

     Any provisions of the Rights Agreement may be amended by the Board of Directors (with, where required by the Rights Agreement, the concurrence of a majority of the continuing directors) at any time prior to the close of business on the Flip-In Date without the approval of holders of the Rights, and thereafter, the Rights Agreement may be amended without approval of the Rights holders in any way which does not materially adversely affect the interests of the Rights holders.

     Holders of shares of the Preferred Stock will not be entitled to receive dividends, whether payable in cash, property or stock, in excess of full cumulative dividends of the Series of the Preferred Stock.

     In the event of liquidation, the holder of each one one-thousandth (1/1000th) of a share of Preferred Stock (each "Unit of Preferred Stock") will receive a preferred liquidation payment equal to the greater of $1.00 per whole share or the per share amount paid in respect of a share of Common Stock.

     Each Unit of Preferred Stock will have one vote, voting together with the Common Stock.

     In the event of any merger, consolidation, statutory share exchange or other transaction in which shares of Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Common Stock.

     The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers, statutory share exchanges and consolidations, are protected by customary antidilution provisions.

     Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one share of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Common Stock.

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     The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger, statutory share exchange or other business combination approved by a majority of the continuing directors since the Rights may be redeemed by a majority of the continuing directors of the Board of Directors at any time on or prior to the close of business ten business days after announcement by the Company that a person has become an Acquiring Person, subject to certain exceptions. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirers are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

   A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to the Company's Current Report on Form 8-K dated October 5, 1998 and is incorporated herein by reference. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

ITEM 2.  EXHIBITS.

   1. Stockholder Protection Rights Agreement, dated as of September 16, 1998, between IVI Checkmate Corp. and First Union National Bank (which includes as Exhibit A thereto the Form of Right Certificate and as Exhibit B thereto the form of Certificate of Designations, Preferences, Limitations and Relative Rights of Series C Junior Participating Preferred Stock of IVI Checkmate Corp.), incorporated herein by reference to Exhibit 99.1 of IVI Checkmate Corp.'s Form 8-K dated October 5, 1998.

   2. Press release dated September 17, 1998, incorporated herein by reference to Exhibit 99.2 of IVI Checkmate Corp.'s Form 8-K dated October 5, 1998.

   3.  Press release dated October 7, 1998, incorporated herein by reference to
Exhibit 99.3 of IVI Checkmate Corp.'s Form 8-K dated October 5, 1998.

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                                  SIGNATURES

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                           IVI CHECKMATE CORP.



Date:  October 8, 1998     By:  /s/ L. Barry Thomson
                                --------------------
                                L. Barry Thomson
                                President and Chief Executive Officer

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